[ORACLE CORPORATION LETTERHEAD]

October 24, 2011

Mr. Matthew Crispino

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Oracle Corporation

Re:	Registration Statement on Form S-4 filed August 19, 2011

File No. 333-176405

Request for Acceleration of Effectiveness

Dear Mr. Crispino:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Oracle Corporation (the “Company”) hereby requests that the effectiveness of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on October 26, 2011, or as soon thereafter as practicable.

The Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company hereby represents to the United States Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sarah K. Solum (650-752-2011) at Davis Polk & Wardwell LLP with any questions you may have concerning this request.

Very truly yours,

Oracle Corporation

By:	/s/ Christopher Ing
	Name:	Christopher Ing
	Title:	Assistant General Counsel and Assistant Secretary

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